(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000 June 29, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund IV (the trust):

Telecommunications Portfolio (the fund)

File No. 811-03759

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the fund to be held on October 17, 2018. Pursuant to Rule 14a-3(c), the required informational copy of the fund’s Annual Report for the fiscal period ended December 31, 2017 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about August 20, 2018. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than July 9, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/Renee Cummings

Renee Cummings

Legal Product Group